SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Altaba Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

021346101
(CUSIP Number)

Mr. Christopher Hohn
TCI Fund Management Limited
7 Clifford St
London W1S 2FT, United Kingdom
44 20 7440 2330 with a copy to: Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 5, 2018
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 021346101	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON TCI Fund Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 46,682,103
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 46,682,103
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 46,682,103
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 021346101	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Christopher Hohn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 46,682,103
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 46,682,103
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 46,682,103
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 021346101	SCHEDULE 13D/A	Page 4 of 6 Pages

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned ("Amendment No. 2"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety by the following:

The 46,682,103 Shares reported herein as beneficially owned by the Reporting Persons were purchased using working capital of the TCI Fund at an aggregate cost of approximately $1,720,378,032.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated in its entirety by the following:

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 800,508,196 Shares outstanding which is the number of Shares reported to be outstanding as of June 6, 2018 as reported in the Company's Offer to Purchase as Exhibit (a)(1)(A) to the Schedule TO-I filed with the Securities and Exchange Commission (the "SEC") on June 7, 2018.

As of the date hereof, the Reporting Persons may be deemed to beneficially own 46,682,103 Shares, representing approximately 5.8% of the Shares outstanding.

TCIF UK is the investment manager of the TCI Fund. Christopher Hohn is the Managing Director of TCIF UK. By reason of the provisions of Rule 13d-3 of the Act, Mr. Hohn may be deemed to beneficially own the Shares held by the TCI Fund.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owner of the Shares reported herein.

(b) The Reporting Persons have shared voting and dispositive power over 46,682,103 Shares.

(c) Information concerning transactions in the Shares effected by the Reporting Persons since the filing of Amendment No. 1 is set forth in Schedule A hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in the open market through various brokerage entities.

CUSIP No. 021346101	SCHEDULE 13D/A	Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2018

TCI Fund Management Limited

/s/ Christopher Hohn
Name: Christopher Hohn
Title: Managing Director

/s/ Christopher Hohn
Christopher Hohn

CUSIP No. 021346101	SCHEDULE 13D/A	Page 6 of 6 Pages

Schedule A

Transactions in the Shares of the Company Since the Filing of Amendment No. 1

The following tables set forth all transactions in the Shares effected since the filing of Amendment No. 1 by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share is net of commissions. The price reported in the column Price Per Share ($) is a weighted average price. These Shares were purchased in multiple transactions at prices between the price ranges indicated in the column Price Range ($). The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares sold at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

07/02/2018	(2,712,917)	72.278	71.600 - 72.595
07/02/2018	(1,737,097)	72.805	72.600 - 73.240
07/03/2018	(720,837)	72.941	72.545 - 73.540
07/03/2018	(509,612)	73.792	73.545 - 74.110
07/05/2018	(1,872,973)	72.549	71.830 - 72.825
07/05/2018	(627,027)	73.028	72.830 - 73.490
07/06/2018	(400,464)	73.625	72.920 - 73.915
07/06/2018	(560,561)	74.188	73.920 - 74.910
07/06/2018	(1,233,682)	75.206	74.920 - 75.550